

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2020

W. Wilson Troutman
Principal Financial and Accounting Officer
Eton Pharmaceuticals, Inc.
21925 W. Field Parkway, Suite 235
Deer Park, IL 60010-7208

      Re: Eton Pharmaceuticals, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2019
            Filed March 5, 2020
            File No. 001-38738

Dear Mr. Troutman:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Life Sciences